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                              August 2, 2021

       Robert A. Blair
       Chief Executive Officer
       LGBTQ Loyalty Holdings, Inc.
       2435 Dixie Highway
       Wilton Manors, FL 33305

                                                        Re: LGBTQ Loyalty
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 22, 2021
                                                            File No. 333-258095

       Dear Mr. Blair:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note your disclosure that you are offering shares of your common stock "to be sold at a fixed price to be
determined upon effectiveness." Since you are not relying on
                                                        Rule 430A of the
Securities Act with respect to pricing terms, please disclose the fixed price in a
pre-effective amendment to the registration statement. Revise to explain the method by which the
price is to be determined. Refer to Item 501(b)(3) of Regulation
                                                        S-K.
   2. Please note that the OTC Pink marketplace is not considered an established market into which selling
stockholders may offer and sell their shares of common stock at other than a fixed price.
Accordingly, please revise your filing to disclose a fixed price at which the selling shareholders
will sell their shares of your common stock until, if ever, your shares
 Robert A. Blair
LGBTQ Loyalty Holdings, Inc.
August 2, 2021
Page 2
       are quoted on the OTCQB, at which time they may be sold at prevailing market prices or privately negotiated transactions.
Signatures, page II-6

3. Please revise your signature page to include the signature of your controller or principal accounting officer. To the extent that any person is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instructions 1 and 2 to
       Signatures on Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Katherine Wray, Staff Attorney, at 202-551-3483 or Jan Woo, Legal
Branch Chief, at 202-551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameRobert A. Blair
                                                             Division of
Corporation Finance
Comapany NameLGBTQ Loyalty Holdings, Inc.
                                                             Office of
Technology
August 2, 2021 Page 2
cc:       Peter J. Gennuso
FirstName LastName